aub

16006274

SEC Mail Processing Section

FEB 29 2016

Washington DC 409

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JAL AUDITED REPORT
FORM X-17A-5
PART III

*

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SEC FILE NUMBER
8- 44118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAGLICH BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 NEW YORK AVE., SUITE 209
(No. and Street)

HUNTINGTON	NY	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL N. TAGLICH 631-757-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. KOENIG & ASSOCIATES, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 UNDERHILL BLVD., SUITE 100	SYOSSET	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:3235-0123
Expires: March 31, 2016
Estimated average burden hours per response........ 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAGLICH BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 NEW YORK AVE., SUITE 209
(No. and Street)

HUNTINGTON	NY	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL N. TAGLICH 631-757-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. KOENIG & ASSOCIATES, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 UNDERHILL BLVD., SUITE 100	SYOSSET	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL N. TAGLICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAGLICH BROTHERS, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD C. OH
NOTARY PUBLIC-STATE OF NEW YORK
No. 02OH5010493
Qualified in Suffolk County
My Commission Expires March 29, 2019

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Taglich Brothers, Inc.

Financial Statements

For The Year Ended December 31, 2015

TAGLICH BROTHERS, INC.
DECEMBER 31, 2015

TABLE OF CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Taglich Brothers, Inc.
Huntington, New York

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Taglich Brothers, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

The supplemental information on pages 14 through 19 has been subjected to audit procedures performed in conjunction with the audit of Taglich Brothers, Inc.'s financial statements. The supplemental information is the responsibility of Taglich Brothers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information on pages 14 through 19 is fairly stated, in all material respects, in relation to the financial statements as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAS, P.C.

Syosset, New York
February 26, 2016

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS:	
Cash	$ 634,855
Due from clearing broker	584,669
Securities, at fair value	1,242,766
Customer receivables, less allowance for uncollectibles of $83,500	1,591,124
Prepaid expenses and other assets	100,150
TOTAL ASSETS	**$ 4,153,564**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 1,774,046
Client advances - financial research	27,125
TOTAL LIABILITIES	1,801,171
CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding	130
Additional paid-in capital	844,277
Retained earnings	1,607,666
Treasury stock, 35 shares held at cost	(99,680)
TOTAL STOCKHOLDERS' EQUITY	2,352,393
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 4,153,564**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1 - ORGANIZATION

Taglich Brothers, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and The Securities Investor Protection Corporation ("SIPC"). The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. It operates out of an office in Huntington, New York and a branch office in Manhattan, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used to value allowance for doubtful accounts for website research.

Cash Equivalents

Cash equivalents consist of highly liquid debt investments with maturities of three months or less when purchased. The Company did not have any cash equivalents at December 31, 2015.

Customer Receivables

The Company carries its customer receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its customer receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Investment banking services rendered are not recognized unless collectability is reasonably assured. Revenue from other fees and services is recorded when earned.

Website research revenues arise from clients who want their company to be researched and featured on the Company's website. Website research revenues are recorded when earned.

Investment advisory fees are received and earned quarterly.

Valuation of Securities

The Company's securities are stated at fair value in accordance with FASB ASC 820, "Fair Value Measurement." See Note 6 for discussion of fair value measurements.

Income Taxes

Provisions for Federal and New York State income taxes have not been made because the Company, with the consent of its stockholders, has elected to be an S corporation for income tax purposes. As such, the Company's income or loss and credits are passed through to the stockholders and reported on their individual income tax returns. A provision is made for New York City income tax, which does not recognize S corporations, on income sourced to New York City.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2015, the Company had no material unrecognized tax benefits.

The Company files Federal, New York State and New York City income tax returns. The Company is no longer subject to Federal, New York State and New York City examinations by tax authorities for the years before 2012.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2016, the date the financial statements were issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3 - DUE FROM CLEARING BROKER

The amount due from clearing broker of $584,669 at December 31, 2015 consists of the following:

	Receivable	Payable
Receivable from clearing organization	$ 650,078	$ -
Fees and commissions payable	-	65,409
	$ 650,078	$ 65,409

The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

4 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

5 - CUSTOMER RECEIVABLES

Customer receivables arise in connection with the Company's investment banking and website research business activities. As of December 31, 2015, the receivable amount related to investment banking business consisted cash payments due, unissued warrants, and preferred stock valued at $1,583,124. The warrants were valued using the Black Scholes Model as of the date of the closing of each related private placement, and were revalued as of December 31, 2015. The preferred stock was valued at stated value.

As of December 31, 2015, the receivable amount related to the website research business was $91,500. The Company estimates an allowance for doubtful accounts related to the website research receivable to be $83,500 at December 31, 2015.

6 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means;
- If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

6 - FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Level 1
Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, all securities that are measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Common stock:				
Consumer goods	$ 553,916	$ -	$ -	$ 553,916
Industrial	228,119	-	-	228,119
Other	448,500	-	-	448,500
Technology	12,231	-	-	12,231
Total Common Stock	1,242,766	-	-	1,242,766
Total	$ 1,242,766	$ -	$ -	$ 1,242,766

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

7 - CONCENTRATIONS

The Company maintains its cash balance at a financial institution which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times during the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2015, the Company had a cash or cash equivalent balances in excess of FDIC insurance limits of $384,855.

Approximately 24.66% of the Company's revenue, totaling $2,540,046, was derived from two customers for the year ended December 31, 2015.

Two customers accounted for 93% of net customer receivables at December 31, 2015. Of such amount, one customer accounted for approximately 57% of net customer receivables.

8 - RELATED PARTY TRANSACTIONS

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of $191,400 and rental fees of $72,600 were incurred during the year ended December 31, 2015.

The Company received monthly monitoring fees of $447,500 during the year ended December 31, 2015 related to certain investment banking transactions in which the officers or certain employees of the Company are either shareholders or directors of the companies for which funds were raised. Such income is classified as financial advisory income in the statement of operations.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company has net capital of $1,858,616 which was $1,738,538 in excess of its minimum required net capital of $120,078. The Company's net capital ratio was .97 to 1.

10- NOTE RECEIVABLE

In connection with its investment banking business, the Company received a note for $150,000 from a customer. The note required monthly payments of interest of 10% per annum, due on the first day of each month. The note was paid in full in April 2015.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

11 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not make matching contributions.

12 - CONTINGENCIES

The Company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.